UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: February 2025    Commission File Number: 1-31402
CAE INC.
(Translation of registrant’s name into English)
8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F    ___        Form 40-F   X

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.
Date: February 13, 2025    By:    /s/ Mark Hounsell
Name:    Mark Hounsell
Title:    Chief Legal and Compliance Officer, and Corporate Secretary

EXHIBIT INDEX

99.1        Press Release